TRANSACTIONS EFFECTED IN THE LAST 60 DAYS

The below transactions in the Common Stock were traded in the ordinary course on the NASDAQ Stock Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
04/02/2025	Sale	4,562	$ 28.77 (1)
04/02/2025	Sale	52,438	$ 29.58 (2)
04/03/2025	Sale	100,000	$ 27.89 (3)
04/04/2025	Sale	77,079	$ 26.49 (5)
04/04/2025	Sale	550	$ 27.01 (6)
04/09/2025	Sale	34,943	$ 28.08 (8)
04/10/2025	Sale	42,007	$ 27.30 (9)
04/11/2025	Sale	29,971	$ 27.04 (10)
04/14/2025	Sale	33,000	$ 27.11 (11)
04/15/2025	Sale	42,000	$ 27.43 (12)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Partners, LLC and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
04/02/2025	Sale	975	$ 29.54
04/03/2025	Sale	895	$ 27.90 (4)
04/04/2025	Sale	899	$ 26.14 (7)

(1) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.25 to $28.99. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $30.00. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.52 to $28.24. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.88 to $27.90. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(5) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.99. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(6) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.00 to $27.04. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(7) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at

prices ranging from $26.13 to $26.15. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(8) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.35. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(9) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.00 to $27.93. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(10) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.00 to $27.18. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(11) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.00 to $27.62. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(12) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.06 to $27.77. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.